As filed with the Securities and Exchange Commission on April 8, 2010.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-7

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIA BRAS EXPLORATION INC.
(Exact name of registrant as specified in its charter)

Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2750 – 600 de Maisonneuve West, Montreal, Québec H3A 3J2, Canada
(514) 393-8875
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mark Shonnard, 13 Bridlegate Lane, Littleton, Colorado  80127-2210
(303) 993-6440
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Shares	92,872,956	Cdn. $0.17	U.S. $15,786,823	U.S. $1,126

(1)	Based on the exchange rate of Cdn. $1.00 to U.S. $0.9999, the noon buying rate as reported by the Bank of Canada on April 6, 2010.

(2)	Calculation of registration fee is in accordance with General Instruction II.F of Form F-7.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. HOME JURISDICTION DOCUMENT.

     Rights Offering Circular.

ITEM 2. INFORMATION LEGENDS.

     See the outside front cover page of the Rights Offering Circular.

ITEM 3. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.

     Not applicable.

ITEM 4. LIST OF DOCUMENTS FILED WITH THE COMMISSION.

     The documents filed with the U.S. Securities and Exchange Commission as part of the Registration Statement are listed in the Rights Offering Circular under the caption “Documents Filed as Part of the Registration Statement.”

I-1

Please read this material carefully as you are required to make a decision prior to 4:00 p.m. (Montreal time) on May 13, 2010.

No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. This offering is made in the provinces of British Columbia, Alberta, Ontario and Québec in Canada, the United States and the United Kingdom only. See “Details of the Rights Offering —Ineligible Shareholders.”

RIGHTS OFFERING CIRCULAR	April 1, 2010

DIA BRAS EXPLORATION INC.

Rights to Subscribe for Common Shares

Subscription Price: Four (4) Rights and $0.17 per Share

Total Maximum Offering: $15,788,402

Dia Bras Exploration Inc. (“Dia Bras” or the “Corporation”) is distributing to the holders of its outstanding common shares of record (the “Shareholders”) at the close of business (Montreal time) on April 16, 2010 (the “Record Date”) an aggregate of 371,491,824 transferable rights (the “Rights”) (subject to certain restrictions for holders in the United States) to subscribe for 92,872,956 common shares (the “Shares”) of the Corporation (the “Offering”) (subject to the exercise before the Record Date of currently outstanding options or common share purchase warrants which could increase the aggregate number of Rights and consequently the maximum number of Shares).

The Rights are evidenced by fully-transferable (subject to certain restrictions for holders in the United States) certificates in registered form (the “Rights Certificates”). Each Shareholder is entitled to one Right for every common share of the Corporation held on the Record Date. Every four (4) Rights entitle the holder thereof to purchase one Share (the “Basic Subscription Right”) at a price of $0.17 (the “Subscription Price”) prior to 4:00 p.m. (Montreal time) on May 13, 2010 (the “Expiry Time”). Rights not exercised before the Expiry Time will be void and of no value. Shareholders who exercise their Rights in full are entitled to subscribe for Additional Shares (as such term is defined herein), if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). See “How to Complete the Rights Certificate – Additional Subscription Privilege – Form 2”.

Assuming the exercise of all Rights, the maximum net proceeds to the Corporation from this Offering will be approximately $15,588,402, after deducting estimated expenses of the Offering of $200,000.

Price: $0.17 per Share

The currently outstanding common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “DIB”. On March 31, 2010, being the last trading day prior to the announcement of the Offering, the closing price of the common shares of the Corporation on the TSXV was $0.18. The Subscription Price of $0.17 is equal to the volume weighed average trading price of the common shares of the Corporation on the TSXV for the preceding 20 trading days prior to the announcement of the Offering, less a discount of 5.5555%. The Rights will be listed on the TSXV and will remain listed and posted for trading until noon (Montreal time) on May 13, 2010 (the “Expiry Date). The TSXV has approved the listing of the Shares issuable upon the exercise of the Rights.

Resale of the Rights and the Shares may be subject to restrictions pursuant to applicable securities legislation. See “Statement as to Securities Resale Restrictions”.

Computershare Investor Services Inc. (the “Subscription Agent”) at its principal offices in the cities of Montreal and Toronto, is the subscription agent for this Offering. See “Details of the Rights Offering – Subscription Agent”. For common shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber may subscribe for Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Share subscribed for to such CDS Participant in accordance with the terms of the Offering.  A subscriber wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber’s Rights prior to the Expiry Time, along with payment for the number of Additional Shares requested.  Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction.  Subscriptions for Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Shares once submitted. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.  See “Details of Rights Offering – Rights Certificate – Common Shares Held Through CDS”.

For common shares held in registered form, a Rights Certificate evidencing the number of Rights to which a Shareholder is entitled will be mailed with a copy of this offering circular (the “Circular”) to each registered Shareholder as of the Record Date.  In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this Circular.  See “How to Complete the Rights Certificate – Subscription for Shares (Basic Subscription Right) – Form 1”.

This Circular also covers the offer and sale of the Shares issuable upon the exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).  However, notwithstanding registration under the U.S. Securities Act, in the states of California, Ohio and Utah, Rights may only be exercised by institutions (“Eligible U.S. Institutions”) to which solicitations may be addressed without registration under the relevant state securities or blue sky laws.  Shareholders in the states of California, Ohio and Utah that wish to determine if they are Eligible U.S. Institutions should contact the Corporation, attention: Corporate Secretary, telephone (514) 393-8875.  Shareholders at the close of business on the Record Date with an address of record in the states of California, Ohio and Utah that are not Eligible U.S. Institutions (“Ineligible U.S. Holders”) will not be permitted to exercise their Rights but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act.  There are no restrictions on the exercise of Rights by Shareholders in other states.  Except as described above and except for those Shareholders whose address of record is in the United Kingdom and are “relevant persons” (as defined in “Details of the Rights Offering — Ineligible Shareholders”), Rights Certificates will not be distributed to Shareholders whose addresses of record are outside the United States, and the provinces of British Columbia, Alberta, Ontario and Québec.  Except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in a Non-Participating Jurisdiction (an “Ineligible Shareholder”). CDS Participants may not issue Rights to Shareholders with addresses of record in any Non-Participating Jurisdictions.  Instead, CDS Participants for Ineligible Shareholders must advise such Ineligible Shareholders that their Rights will be held by their CDS Participant, as agent for the benefit of such Ineligible Shareholders.(collectively, the “Non-Participating Jurisdictions”). See “Details of the Rights Offering — Ineligible Shareholders”.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Circular in accordance with the disclosure requirements of Canada.  Prospective investors should be aware that those requirements are different from those of the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Canada, that some or all of its directors are residents of a country other than the United States, that some or all of the experts named in this Circular may be residents of Canada, and that those persons may be located outside of the United States.

THE RIGHTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition or disposition of the securities described in this Circular and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular existing or prospective investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, jurisdictions other than Canada and the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations. See “Canadian Federal Income Tax Considerations”.

No underwriter has been involved in the preparation of this Circular or performed any review of the contents thereof.  In the opinion of counsel, the Shares offered hereby and the Rights will be qualified investments under certain plans, as set out under “Eligibility for Investment”.

No soliciting dealer has been engaged in connection with this Offering.

If you wish to retain your current percentage ownership in the Corporation, you should purchase the Shares which the Rights delivered to you with this Circular entitle you to purchase. In the event that you do not do so, your percentage interest may be diluted.

Certain legal matters relating to the Offering, the Rights and the Shares offered hereby will be passed upon on behalf of the Corporation by Heenan Blaikie LLP.

The registered office of the Corporation is located at 600 de Maisonneuve Blvd. West, Suite 2750, Montreal, Québec H3A 3J2.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	4	CHANGE OF OWNERSHIP	27
NOTICE TO READERS	4	INTENTION OF INSIDERS TO EXERCISE RIGHTS	27
ELIGIBILITY FOR INVESTMENT	5	STATEMENT AS TO SECURITIES RESALE RESTRICTIONS	27
CURRENCY	5	INQUIRIES	28
DETAILS OF THE RIGHTS OFFERING	9	RISK FACTORS	28
HOW TO COMPLETE THE RIGHTS CERTIFICATE	12	CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	28
DIA BRAS EXPLORATION INC.	15	SUBSCRIPTION AGENT AND REGISTRAR AND TRANSFER AGENT	30
Bolivar	15	ADDITIONAL INFORMATION	30
Cusi	18	DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	30
RECENT DEVELOPMENTS	21
USE OF PROCEEDS	26
DESCRIPTION OF SHARE CAPITAL	26
PRINCIPAL SHAREHOLDERS	27

FORWARD-LOOKING STATEMENTS

This Circular contains certain statements that constitute forward-looking statements. Forward looking information includes but is not limited to information concerning Dia Bras’ 2010 guidance respecting pilot-mining production, and potential plans and results for Bolivar and Cusi projects. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent to the mining industry, including, without limitation, environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual rocks mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under “Risk and Uncertainties” in the Corporation’s latest quarterly and annual Management’s Discussion and Analysis.

In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long-term price of zinc, copper, lead and silver; the regulatory and governmental approvals for the Corporation’s projects and other operations on a timely basis; access to financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Although the forward-looking statements contained in this Circular are based upon what management believes to be reasonable assumptions, the Corporation cannot assure prospective purchasers of Shares that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Circular, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances, except as required under applicable securities legislation.

NOTICE TO READERS

Until it can be determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties.  The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Corporation’s interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Corporation to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Corporation’s investment therein.

Shareholders and holder of Rights should note that Bolivar is not at a commercial production stage. Although the construction of a mill on site is required to bring the property to a commercial production operation, nothing ensures that the Corporation will reach the commercial production. Recently, the Corporation initiated early-stage activities for construction on the Bolivar property and extensions. The economic viability of the Cusi and Bolivar mining properties has not yet been assessed.

The Corporation’s results of operations are significantly affected by the market price of base and precious metals which are cyclical and subject to substantial price fluctuations. Metal prices will continue to be the most significant factor influencing the Corporation’s operation going forward.  The Corporation’s revenues are particularly sensitive to the change in the market prices of zinc, copper, lead and silver. Market prices can be affected by numerous factors beyond the control of the Corporation, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of precious and base metals by holders in response to such factors.

ELIGIBILITY FOR INVESTMENT

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, provided that the Rights and Shares are listed on a designated stock exchange (as defined under the Income Tax Act (Canada) (the “Tax Act”) (which includes the TSXV) at the time of their respective issuance, each will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plan and tax-free savings accounts (a “TFSA”) under the Tax Act.

The Rights will not be a “prohibited investment” for a particular trust governed by a TFSA provided the holder deals at arm’s length  with the Corporation and does not have a “significant interest” in the Corporation or a person or partnership with which the Corporation does not deal at arm’s length for the purpose of the Tax Act.  Generally, a holder will not have a significant interest in the Corporation unless the holder and/or persons not dealing at arm’s length with the holder, owns directly or indirectly 10% or more of the issued shares of any class of the capital stock of the Corporation or of a corporation related to the Corporation.  Holders of trusts governed by a TFSA should consult their own tax advisors to ensure the Rights would not be a prohibited investment in their particular circumstances.

CURRENCY

Unless otherwise indicated, all reference herein to “$” are to Canadian dollars and all reference to “US$” and “MX$” are to United States dollars and to Mexican pesos, respectively. On March 31, 2010, the closing rate of exchange, as reported by the Bank of Canada, for conversion of United States dollars into Canadian dollars was $0.9844 per US$1.00 and for conversion of Mexican pesos into Canadian dollars was $12.1713 per MX$1.00, respectively.

RIGHTS OFFERING SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information contained elsewhere in this Circular.

Issuer:	Dia Bras Exploration Inc.

The Offering:	Rights to subscribe for up to 92,872,956 Shares. Each Shareholder on the Record Date will receive one Right for each common share held.

Record Date:	At the close of business on April 16, 2010

Expiry Time:	4:00 p.m. (Montreal time) on May 13, 2010. Rights not exercised at or before the Expiry Time will be void and have no value.

Expiry Date:	May 13, 2010

Subscription Price:	Four (4) Rights and $0.17 per Share.

Subscription Rights:
371,491,824 Rights will be issued to the Shareholders of the Corporation on the basis of one Right for each common share held and will entitle them to subscribe for a maximum of 92,872,956 Shares (subject to the exercise before the Record Date of currently outstanding options or common share purchase warrants which could increase the aggregate number of Rights as part of this Offering and consequently the maximum number of Shares).

Basic Subscription Right:
Every four (4) Rights entitle the holder thereof to subscribe for one Share upon payment of the Subscription Price. No fractional Shares will be issued where the exercise of Rights would otherwise entitle a holder to receive fractional Shares, the holder’s entitlement will be rounded down to the next lowest whole number of Shares.

Additional Subscription Privilege:
Holders of a Right who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe for Additional Shares, if any, not otherwise purchased pursuant to the Basic Subscription Right. See “How to Complete the Rights Certificate –  Additional Subscription Privilege – Form 2”.

Gross Proceeds:	$15,788,402

Estimated Net Proceeds:	$15,588,402 after deducting estimated expenses of the Offering of $200,000, assuming exercise of all Rights.

Shareholders in Non-Participating Jurisdictions:
The Offering is not being made, in Canada, to a Shareholder residing outside the provinces of British Columbia, Alberta, Ontario and Québec or to a Shareholder residing in any other country other than the United States unless (i) the Shareholder’s address of record is in the United Kingdom and he is a “relevant person” (as defined in “Details of the Rights Offering — Ineligible Shareholders”) or (ii) the Ineligible Shareholder establishes to the satisfaction of the Corporation and its counsel not less than ten days before the Expiry Time that the receipt by such Shareholder of Rights and the issuance to such Shareholder of Shares upon the exercise of the Rights will not be in violation of the laws of the jurisdiction of residence of the said Shareholder and will not require the Corporation to file any documents, make any application, or pay any amount in their jurisdiction of residence. CDS Participants may not issue Rights to Shareholders with addresses of record in any Non-Participating Jurisdictions.  Instead, CDS Participants for Ineligible Shareholders must advise such Ineligible Shareholders that their Rights will be held on their behalf by their CDS Participant who will, prior to the Expiry Time, attempt to sell such Rights on a best efforts basis on the open market.  The net proceeds, if any, of such sale will be forwarded to such Ineligible Shareholders.

Notwithstanding the preceding paragraph, Ineligible Shareholders who have established to the satisfaction of the Corporation and its counsel that the receipt of the Rights and the issuance to them of Shares upon the exercise of the Rights is not in violation of the laws of the jurisdiction of residence of such Ineligible Shareholder and does not require the Corporation to file any documents, make any application, or pay any amount in their jurisdiction of residence (collectively, the “Accredited Holders”) on or before the tenth day prior to the Expiry Time, will be entitled to direct their CDS Participant to exercise their Rights on their behalf.  Such Accredited Holders will be required to submit payment in full of the Subscription Price for all Rights exercised sufficiently in advance of the Expiry Date.  See “Details of the Rights Offering – Ineligible Shareholders”.

Stand-by Commitment:
The Corporation has no standby commitment agreement with any person or company to purchase any Shares not otherwise subscribed for and purchased on the exercise of Rights pursuant to the Basic Subscription Rights and the Additional Subscription Privilege.

Intention of Officers and Directors to Exercise Rights:
Two directors, one of whom is also an officer of the Corporation, intend to exercise the 20,985,873 Rights that will be issued to them pursuant to this Offering and do not intend to exercise any Additional Subscription Privilege.

Minimum Offering:	The Offering is not conditional on receiving a minimum amount of proceeds.

Solicitation Fee:
No soliciting dealer has been engaged in connection with this Offering. However, the Corporation will pay to any firm that is a member of the Investment Industry Regulatory Organization of Canada (“IIROC”) and whose name appears in the place provided on a Rights Certificate surrendered for exercise, a fee of $0.002 per Share subscribed for hereunder, subject to a minimum of $25.00. There will be no maximum fee. Also, no fee shall be payable in respect of Shares subscribed by insiders (within the meaning of applicable Canadian securities legislation) of the Corporation or their associates.

Use of Proceeds:
The net proceeds from the sale of the Shares will be used for: (i) the financing of the construction of a mill near the site of the Bolivar project; and (ii) exploration and development of the Corporation’s other mining properties. See “Use of Proceeds”.

Listing and Trading:	The Rights and the Shares will be listed on the TSXV. The TSXV has approved the listing of the Shares issuable upon the exercise of the Rights.

Risk Factors:
An investment in the Shares is speculative and is subject to a number of risk factors. This Offering does not have a required minimum of proceeds nor a standby commitment.  Investors are therefore advised to consider the risk that the proceeds from this Offering might be insufficient to accomplish the Corporation’s business objectives described in this Circular and in the Corporation’s latest quarterly and annual Management Discussion and Analysis.

DETAILS OF THE RIGHTS OFFERING

Rights and Rights Certificates

The Corporation is distributing to each Shareholder of record on the Record Date, one transferable Right (subject to certain restrictions for holders in the United States) for each common share of the Corporation held. There are currently 371,491,824 common shares of the Corporation outstanding. Assuming the exercise of all Rights, a maximum of 92,872,956 Shares will be issued in connection with the Offering (subject to the exercise before the Record Date of currently outstanding options or common share purchase warrants which could increase the aggregate number of Rights as part of this Offering and consequently the maximum number of Shares). No minimum level of exercise of Rights is required. The Rights are evidenced by fully transferable (subject to certain restrictions for holders in the United States) Rights Certificates registered in the name of such Shareholders.

Rights Certificate — Common Shares Held Through CDS

For all Shareholders who hold their common shares through a CDS Participant in the book-based systems administered by CDS, a global Rights Certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS. The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for: (i) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or their CDS Participants.

The ability of a person having an interest in Rights through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of physical certificate.

Shareholders who hold their common shares through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant. It is anticipated by the Corporation that each such purchaser of Shares or Rights will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Rights are issued or such Shares or Rights are purchased in accordance with the practices and policies of such CDS Participant.

Subscription

Four (4) Rights confer the right to subscribe for one (1) Share at the Subscription Price. Shares may also be subscribed for pursuant to the Additional Subscription Privilege described in this Circular. See “How to Complete the Rights Certificate - Additional Subscription Privilege – Form 2.”

The Subscription Price may be satisfied by certified check, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the Subscription Agent at one of its principal offices in Montreal or Toronto. Only subscriptions for full Shares will be accepted. Fractional Shares will not be issued. A holder of a Rights Certificate evidencing a total number of Rights not evenly divisible by four (4) will not be entitled to use the remaining Rights (which will be less than four) to subscribe for a Share at the Subscription Price.

Expiry Time

The Rights will expire at the Expiry Time.

Partial Exercise of Rights

A Shareholder who exercises some, but not all, of the Rights evidenced by a Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights, and such unexercised balance of Rights will be void and of no value for this Shareholder.

Listing on the TSXV

The currently outstanding common shares are listed and posted for trading on the TSXV under the symbol “DIB”. The TSXV has approved the listing of the Rights distributed under this Circular and the Shares. The Rights will be listed on the TSXV and will remain listed and posted for trading until noon (Montreal time) on the Expiry Date.

Ineligible Shareholders

Subject to the exceptions described below, none of the Rights or Shares issuable on the exercise of the Rights are being offered to Canadian Shareholders residing outside the provinces of British Columbia, Alberta, Ontario and Québec because the number of Shareholders and the number of common shares held by such Shareholders outside such provinces does not warrant the expense to the Corporation of offering the Rights and Shares in such jurisdictions other than the United States and the United Kingdom (subject to the following paragraphs).  Subject to the exceptions described below, this Offering is therefore not being made in, and Rights Certificates are not forwarded to, nor subscriptions accepted from, a Shareholder whose address in the records of the Corporation is in, or whom the Corporation or the Subscription Agent believe to be a resident of any other country other than the United States and the United Kingdom or any Canadian province other than the provinces of British Columbia, Alberta, Ontario and Québec (subject to the following paragraphs) (“Ineligible Shareholder”).

Shareholders Resident in the United States

The Corporation expects to file with the Securities and Exchange Commission (the “SEC”) in the United States a Registration Statement on Form F-7 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) so that Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions.  However the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on the seller’s behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale.  Certain additional conditions are applicable to the Corporation’s “affiliates”, as such term is defined under the U.S. Securities Act.

Notwithstanding registration of the Shares issuable upon exercise of the Rights under the U.S. Securities Act, in the states of California, Ohio, and Utah, Rights may only be exercised by institutions (“Eligible U.S. Institutions”) to which solicitations may be addressed without registration under the relevant state securities or blue sky laws.  Shareholders in the states of California, Ohio, and Utah that wish to determine if they are Eligible U.S. Institutions should contact the Corporation, attention Corporate Secretary, telephone (514) 393-8875.  Shareholders at the close of business on the Record Date with an address of record in the states of California, Ohio, and Utah that are not Eligible U.S. Institutions (“Ineligible U.S. Holders”) will not be permitted to exercise their Rights but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act.

Shareholders Resident in the United Kingdom

This Circular does not constitute an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and markets Act 2000 of the United Kingdom (“FSMA”) applies and has not been delivered to the Financial Services Authority in the United Kingdom (“FSA”) in accordance with the Prospectus Rules published by the FSA.  The Rights and the issuance of Shares upon the exercise of the Rights must not and will not be offered to the public in the United Kingdom (within the meaning of section 102B of FSMA) save in circumstances where it is lawful to do so without an approved prospectus (within the meaning of section 85 FSMA) being made available to the public before the offer is made.  In addition no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Rights or any Shares issued pursuant to exercise of such Rights, except in circumstances which would not give rise to a breach of section 21(1) of the FSMA.

For Shareholders whose address of record is in the United Kingdom, this Circular is only addressed to and directed at fewer than 100 persons in the United Kingdom as permitted by section 86(1) of the FSMA or who are “qualified investors” within the meaning of section 86(7) of the FSMA  (collectively “Qualified Investors”). In addition, in the United Kingdom, this Circular is being distributed only to, and is directed at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (FPO) or who fall within Article 49(2)(a) to (d) of the FPO or Article 43 of the FPO, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This Circular must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this Circular relates is available only in the United Kingdom to relevant persons, and will be engaged in only with such persons.

Shareholders in Non-Participating Jurisdictions

Notwithstanding the preceding paragraph, Ineligible Shareholders who have established to the satisfaction of the Corporation and its counsel that the receipt of the Rights and the issuance to them of Shares upon the exercise of the Rights is not in violation of the laws of the jurisdiction of residence of such Ineligible Shareholder and does not require the Corporation to file any documents, make any application, or pay any amount in their jurisdiction of residence (collectively, the “Accredited Holders”) on or before the tenth day prior to the Expiry Time, will be entitled to direct their CDS Participant to exercise their Rights on their behalf.  Such Accredited Holders will be required to submit payment in full of the Subscription Price for all Rights exercised sufficiently in advance of the Expiry Date.  See “Details of the Rights Offering – Ineligible Shareholders”.

Ineligible Shareholders will not receive Rights Certificates. The Corporation will notify the Ineligible Shareholders that the Rights Certificates to which they are entitled will be issued to and held by the Subscription Agent, which will hold the Rights Certificates and the Rights evidenced thereby as agent for the benefit of all Ineligible Shareholders. The Subscription Agent will hold the Rights until 4:00 p.m. (Montreal time) on May 4, 2010 (nine days before the Expiry Time) in order to give the beneficial holders an opportunity to claim the Rights Certificate by satisfying the Corporation that the issue of Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of Ineligible Shareholders, will, prior to the Expiry Time, attempt to sell the Rights attributable to such Ineligible Shareholders and evidenced by Rights Certificates in the possession of the Subscription Agent, at such prices and otherwise in such manner as the Subscription Agent may determine in its sole discretion. The Subscription Agent’s ability to sell such Rights and the price obtained therefore are dependent on market conditions. Neither the Corporation nor the Subscription Agent will be subject to any liability for the failure to sell any such Rights or to sell any such Rights at a particular price. The net proceeds received by the Subscription Agent from the sale of such Rights will be divided among the Ineligible Shareholders in proportion to the number of common shares held by them respectively on the Record Date. The Subscription Agent will mail cheques therefor at the addresses of the Ineligible Shareholders appearing in the records of the Corporation. Amounts of less than $2 will not be mailed. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, the Ineligible Shareholders will not be liable for any shortfall and no proceeds will be forwarded.

Validity and Rejection of Subscriptions

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation at its sole discretion, whose determination shall be final and binding. All subscriptions are irrevocable. The Corporation reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Shares pursuant thereto could be deemed unlawful. The Corporation also reserves the right to waive any defect with regard to any particular subscription. Neither the Corporation nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them will incur any liability for failure to give such notification.

Solicitation Fee

The Corporation will pay to any firm that is a member of IIROC and whose name appears in the place provided on Form 5 of any Rights Certificate representing Rights surrendered for exercise a fee of $0.002 per Share subscribed for thereunder, other than in respect of Shares subscribed by insiders (as defined under applicable Canadian securities legislation) of the Corporation or their associates, subject to a minimum fee of $25.00. Also, no fee shall be payable in respect of Shares subscribed by insiders of the Corporation or their associates.

Delivery of Share Certificates

Certificates representing the Shares duly subscribed and paid for will be delivered as soon as practicable after the Expiry Time to the address shown in the records of the Corporation of the person to whom the Rights Certificate was issued or to the address of any transferee indicated on the Rights Certificate.

In the case of a subscriber who is a participant in the Additional Subscription Privilege, a single share certificate combining the Shares subscribed for under the Basic Subscription Right and the Additional Subscription Privilege will be sent as soon as practicable after the Expiry Time and the determination of the number of Shares to which each such participant is entitled. Subject to the exceptions set out in this Circular, certificates representing shares will not be issued or mailed to Ineligible Shareholders.

Standby Commitment

The Corporation has no standby commitment agreement with any person or company to purchase any Shares not otherwise subscribed for and purchased on the exercise of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege.

Minimum Offering

The Offering is not conditional on receiving a minimum amount of proceeds.

Subscription Agent

Pursuant to a Rights Agency and Custodial Agreement, the Subscription Agent, at its principal offices in the cities of Montreal and Toronto, has been appointed by the Corporation to perform various services relating to the exercise of Rights, including receiving subscriptions for Shares and payment of the Subscription Price from Shareholders and issuing certificates for the Shares subscribed for, and also act as agent for Ineligible Shareholders as previously described under “Details of the Rights Offering – Ineligible Shareholders” above. The Corporation will pay the fees and expenses of the Subscription Agent, which are estimated to be $15,000.

HOW TO COMPLETE THE RIGHTS CERTIFICATE

General

By completing the appropriate form appearing on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a Rights Certificate holder may:

(i) exercise the Basic Subscription Right to subscribe for Shares (Form 1);

(ii) exercise the Additional Subscription Privilege to subscribe for Additional Shares (Form 2);

(iii) sell or transfer Rights (Form 3); or

(iv) divide or combine the Rights Certificate (Form 4).

Subscription for Shares (Basic Subscription Right) - Form 1

Each Rights Certificate indicates the number of Rights to which the Rights Certificate holder is entitled. Shares may be subscribed for by completing and signing Form 1 on the Rights Certificate and delivering the Rights Certificate and the full Subscription Price to the Subscription Agent, at the following addresses (the “Subscription Office”):

Hand Delivery or Courier

COMPUTERSHARE INVESTOR SERVICES INC.
Suite 700
650 de Maisonneuve West
Montreal, Québec
H3A 3S8

Attention: Corporate Actions

or

COMPUTERSHARE INVESTOR SERVICES INC.
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Registered Mail

COMPUTERSHARE INVESTOR SERVICES INC.
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Mail

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide St. East
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

Completed Rights Certificates and the full Subscription Price for all Shares subscribed for, including Additional Shares subscribed for under the Additional Subscription Privilege must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time. See “How to Complete the Rights Certificate – Additional Subscription Privilege - Form 2” below.  The method of delivery of the Rights Certificates is at the holder’s discretion and risk, and delivery to the Subscription Agent will only be effected when the Rights Certificate is actually received by the Subscription Agent at the Subscription Office. If mail is used, registered mail is recommended.

To determine the number of Shares that may be subscribed for, one must divide the number of Rights set forth on the face of the Rights Certificate by four (4). Fractional Shares will not be issued. A holder of a Rights Certificate evidencing a total number of Rights not evenly divisible by four (4) will not be entitled to use the remaining Rights (which will be less than four (4)) to subscribe for a Share at the Subscription Price.

Completion of Form 1 constitutes a representation by the Shareholder that he is not an Ineligible Shareholder, or the agent of any such person. Subject to the exceptions set out in this Circular, subscriptions will not be accepted from, or on behalf of, Ineligible Shareholders.

Additional Subscription Privilege - Form 2

Holders of Rights Certificates who exercise their Basic Subscription Right to subscribe for all the Shares that can be subscribed for with the number of Rights evidenced by such Rights Certificates have the Additional Subscription Privilege. The Shares available for such purpose (the “Additional Shares”) will be those Shares that have not been subscribed and paid for under the Basic Subscription Right.

To exercise the Additional Subscription Privilege, any holder of a Rights Certificate who completes Form 1 for the maximum number of Shares that can be subscribed for pursuant to the Basic Subscription Right must also complete Form 2 on the Rights Certificate and specify the number of Additional Shares desired to be subscribed for. Payment in full of the total Subscription Price for any Additional Shares must accompany the Rights Certificate when it is delivered to the Subscription Agent before the Expiry Time and is payable by certified cheque, bank draft or money order payable at par to the order of the Subscription Agent (Computershare Investor Services Inc.). Such funds for the Additional Shares will be held in an account, pending allocation of the Additional Shares in the manner contemplated herein, and any funds in excess of the Subscription Price of the Additional Shares so allocated will be returned by mail by the Subscription Agent without interest or deduction. Any interest earned with respect to the Additional Subscription Privilege will be for the benefit of the Corporation.

Where there are sufficient Additional Shares to satisfy all additional subscriptions under the Additional Subscription Privilege, each participant will be allotted the number of Additional Shares subscribed for.

In the event that the aggregate number of Shares subscribed for under the Additional Subscription Privilege exceeds the number of Additional Shares available, the number of Additional Shares to be allotted to each participant in the Additional Subscription Privilege will be equal to the lesser of:

(i)	the number of Shares for which that participant has subscribed for under the Additional Subscription Privilege; and

(ii)
the product (disregarding fractions) obtained by multiplying the number of Additional Shares available for subscription by a fraction of which the numerator is the number of Rights exercised by that participant under the Basic Subscription Right and the denominator is the aggregate number of Rights exercised under the Basic Subscription Right by all participants in the Additional Subscription Privilege.

If any participant has subscribed for fewer Additional Shares than the number of Additional Shares to which he would have been entitled to subscribe as determined in accordance with paragraph (ii) above, the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

In the event that pursuant to the Additional Subscription Privilege the number of Shares delivered to the subscriber is less than the number subscribed for, a cheque representing a refund, without interest or deduction, of the excess portion of the total Subscription Price paid by the subscriber will accompany the certificate combining the Shares subscribed for under the Basic Subscription Right and the Additional Subscription Privilege.

Sale or Transfer of Rights - Form 3

The TSXV has approved the listing of the Rights subject to the corporation fulfilling all of the listing requirements of the TSXV.

Instead of exercising his Rights to subscribe for Shares, a Rights Certificate holder may sell or transfer all or a part of his Rights provided that the transferee is a resident of one of the Provinces of British Columbia, Alberta, Ontario and Québec or is otherwise entitled to exercise the Rights under this Offering.  However, Rights may not be transferred to persons in the United States or the United Kingdom.

A Rights Certificate holder may sell or transfer his Rights by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. If only a portion of the Rights evidenced by a Rights Certificate is to be sold or transferred, the holder of the Rights Certificate must request from the Subscription Agent, in the manner set forth below under the heading “How to Complete the Rights Certificate – Division or Combination of a Rights Certificate – Form 4”, a Rights Certificate for the Rights being retained and a Rights Certificate for the Rights being sold or transferred. The transferee may exercise all the Rights represented by the Rights Certificate without obtaining a new Rights Certificate.

Division or Combination of a Rights Certificate - Form 4

A Rights Certificate holder may have his Rights Certificate divided or combined by completing Form 4 on the Rights Certificate and delivering the Rights Certificate to the Subscription Agent at the Subscription Office. The Subscription Agent will then issue new Rights Certificates representing the same aggregate number of Rights in such denominations as are requested by the holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time for new Rights Certificates to be issued to and used by the Rights Certificate holders.

Unexercised Rights

Subject to the ability of a Rights Certificate holder to divide or combine a Rights Certificate as described above, a Rights Certificate holder who, in Form 1 on the Rights Certificate, exercises some but not all of the Rights evidenced by the Rights Certificate, will be deemed to have elected to waive the exercise of the balance of such Rights and such unexercised balance will be void and of no value. A holder of a Rights Certificate who does not subscribe for the total number of Shares that can be subscribed for with the Rights evidenced by such certificate is not entitled to avail himself of the Additional Subscription Privilege.

Execution

When any one or more of the forms on the Rights Certificate is signed by the original Rights Certificate holder, the signature must correspond in every particular way with the name of the Rights Certificate holder as it appears on the face of the Rights Certificate.

If a form is signed by a trustee, executor, administrator, tutor, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Rights Certificate should be accompanied by evidence of authority satisfactory to the Subscription Agent.

When Form 3 is signed, the signature must be guaranteed by an “Eligible Institution”. An Eligible Institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada, members of IIROC or members of the Financial Industry Regulatory Authority.

If the Rights Certificate is transferred pursuant to a duly completed and signed Form 3, the signature of the transferee on any one or more of the other forms on the Rights Certificate must correspond in every particular with the name of the transferee on Form 3. It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights of a transferor. If Form 3 is signed in blank, the bearer, or if endorsed to a specified person, the transferee, will be treated by the Corporation and the Subscription Agent as the absolute owner of the Rights Certificate for all purposes, and neither the Corporation nor the Subscription Agent shall be affected by any notice to the contrary.

DIA BRAS EXPLORATION INC.

Dia Bras was incorporated under the Canada Business Corporations Act (“CBCA”) on April 11, 1996, under the corporate name “Line Islands Exploration Inc.” On December 9, 1999, the Corporation amended its Articles to change its name to Dia Bras Exploration Inc. The Corporation has two wholly owned Mexican subsidiaries, Dia Bras Mexicana S.A. de C.V. (“Dia Bras Mexicana”) which owns the Bolivar and Cusi properties and the mining equipment of the Corporation located in Mexico; and EXMIN, S.A.de C.V., which became a wholly own subsidiary of the Corporation following the acquisition effective September 30, 2009 of EXMIN Resources Inc. (“EXMIN”) by way of a plan of arrangement under the CBCA.  The Corporation also has two indirectly wholly-owned Mexican subsidiaries: Servicios de Minería de la Sierra S.A. de C.V. and Bolivar Administradores S.A. de C.V. which provide human resources for the mines, the Malpaso mill and exploration activities.

The registered and principal office of the Corporation is located at 2750 – 600 de Maisonneuve West, Montreal, Québec H3A 3J2. The head offices of the Mexican subsidiaries are all located at Fernando de Borja #100, Col. San Felipe, C.P. 31230, Chihuahua, Chihuahua, Mexico.

Dia Bras is an exploration mining corporation focusing on precious and base metals in the State of Chihuahua and other states in northern Mexico. The Corporation is committed to developing and adding value to its two major assets – the Bolivar copper-zinc project and the Cusi silver project and to exploring its significant portfolio of precious and base metal projects.

The Corporation operates a pilot-mining program to generate cash flow to finance exploration and development activities.  The pilot-mining program produces zinc, copper and silver-lead concentrates from development rocks.

The Corporation’s goal is to become a low-cost and mid-tier producer of copper, zinc, silver and lead and to develop a precious metals division through exploration and development of its properties.

BOLIVAR

Bolivar is the Corporation’s most advanced project. It comprises twelve mineral concessions covering approximately 6,616 hectares within the Piedras Verdes mining district located in the municipality of Urique in Chihuahua, Mexico. The Bolivar, Bolivar III, Bolivar IV, and La Chaparrita concessions are held as mining ‘exploitation’ licenses while the remaining concessions are held as exploration licenses.

Dia Bras purchased the Bolivar mine in 2004 (the “Bolivar Mine”). The surface rights form an “Ejido” (land communally held) and cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions.

The Bolivar Cu-Zn skarn deposit is one of many copper, base and precious metal deposits in the north-northwest trending Sierra Madre Belt. The Bolivar copper-zinc deposit is located within the 63.5-hectare Bolivar mineral concession that expires in 2037 and can be renewed for an additional fifty years.  Production from the Bolivar Mine, an old copper-zinc producer, is not subject to any royalties.

Since the acquisition of the Bolivar properties and the Bolivar Mine, the Corporation has conducted detailed exploration and pilot mining of the old mine workings within the immediate area of the Bolivar Mine. Exploration consists of detailed core drilling (both surface and underground), detailed geologic mapping, topographic surveying, geologic mapping and surveying, engineering, and development of previously known and recently discovered mineralized areas.

Bolivar Mine Pilot-Mining Activities

In early 2005, Dia Bras launched a pilot-mining program at the Bolivar Mine to continue copper-zinc production initiated by the previous owner.

Material from the Bolivar Mine is transported by truck and by railroad to the Malpaso mill, which is located approximately 270 km by road from Bolivar (“Malpaso mill”). The Malpaso mill is a processing plant, equipped with crushers, ball mills, flotation circuits, and independent circuits, which can produce copper, zinc and silver-lead concentrates.

The Bolivar mine produced 89,577 tonnes of material at an average grade of 1.81% Cu and 10.06% Zn in the 2009. In 2008, the Corporation processed a total of 126,489 tonnes of material from the Bolivar Mine at an average grade of 1.65% Cu and 8% Zn. Bolivar Mine production in 2007 totaled 127,106 tonnes of material at average grades of 1.49% Cu and 6.92% Zn. For the year 2006, 96,595 tonnes of material were treated at the Malpaso mill at average grades of 2.03% Cu and 10.63% Zn.

Bolivar Resources

SGS Canada Inc. (formerly Geostat Systems International Inc.) (“SGS Geostat”) completed a resource evaluation effective September 25, 2008 which is compliant with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) . Compared with the previous resources of March, 2008, total undiluted resources from the Bolivar project, which are mineral resources that are not mineral reserves and that have not demonstrated economic viability, have increased 26% to a total of 1,188,800 tonnes at 1.26% Cu, 2.35% Zn, 0.28 g/t Au and 30.7 g/t Ag in the Measured and Indicated categories and 55% to 6,290,100 tonnes at 1.18% Cu, 0.99% Zn, 0.30 g/t Au and 26.4g/t Ag in the Inferred Resources category, all at a 2.5% CuEq cut-off for the Upper Skarn and 1% CuEq cut-off for the Lower Skarn and other zones (Yann Camus, Eng. SGS Geostat, Technical Report, Resources Update, February, 2009, Bolivar Project, Chihuahua, Mexico, dated February 6, 2009).

The following tables summarize the Bolivar Project Mineral Resources:
Resources of the Bolivar Project

Calculated by Yann Camus, Eng., SGS Canada Inc..
Resources situation on September 25, 2008
Prices used for calculation are Cu: 2.00 $/lb, Zn: 1.00 $/lb, Au: 500 $/oz, Ag: 10 $/oz

Table 1 - Total of Measured resources of the Bolivar Project

Cutoff on the % CuEq	Classification	Tonnes	SG (t/m3)	% Cu	% Zn	Au (g/t)	Ag (g/t)	% Fe
1.00	Measured	331,100	3.32	1.16	2.09	0.29	28.3	11.4
Metal weight				8,470,000 lbs	15,230,000 lbs	3,130 oz	300,000 oz
1.25	Measured	265,900	3.33	1.27	2.49	0.30	31.3	11.7
Metal weight				7,450,000 lbs	14,580,000 lbs	2,590 oz	270,000 oz
1.50	Measured	199,400	3.35	1.37	3.21	0.32	34.4	10.9
Metal weight				6,020,000 lbs	14,090,000 lbs	2,040 oz	220,000 oz

Table 2 - Total of Indicated resources of the Bolivar Project

Cutoff on the % CuEq	Classification	Tonnes	SG (t/m3)	% Cu	% Zn	Au (g/t)	Ag (g/t)	% Fe
1.00	Indicated	857,700	3.33	1.30	2.45	0.27	31.6	11.0
Metal weight				24,540,000 lbs	46,360,000 lbs	7,490 oz	870,000 oz
1.25	Indicated	673,200	3.35	1.44	3.04	0.29	35.7	11.3
Metal weight				21,340,000 lbs	45,060,000 lbs	6,350 oz	770,000 oz
1.50	Indicated	539,000	3.37	1.56	3.69	0.32	39.3	11.0
Metal weight				18,510,000 lbs	43,890,000 lbs	5,490 oz	680,000 oz

Table 3 - Total of Measured and Indicated resources of the Bolivar Project

Cutoff on the % CuEq	Classification	Tonnes	SG (t/m3)	% Cu	% Zn	Au (g/t)	Ag (g/t)	% Fe
1.00	Measured +Indicated	1,188,800	3.33	1.26	2.35	0.28	30.7	11.1
Metal weight				33,010,000 lbs	61,590,000 lbs	10,620 oz	1,170,000 oz
1.25	Measured +Indicated	939,100	3.34	1.39	2.88	0.30	34.5	11.4
Metal weight				28,790,000 lbs	59,640,000 lbs	8,950 oz	1,040,000 oz
1.50	Measured +Indicated	738,400	3.36	1.51	3.56	0.32	38.0	11.0
Metal weight				24,530,000 lbs	57,990,000 lbs	7,520 oz	900,000 oz

Table 4 - Total of Inferred resources of the Bolivar Project

Cutoff on the % CuEq	Classification	Tonnes	SG (t/m3)	% Cu	% Zn	Au (g/t)	Ag (g/t)	% Fe
1.00	Inferred	6,290,100	3.28	1.18	0.99	0.30	26.4	15.1
Metal weight				163,080,000 lbs	137,090,000 lbs	61,220 oz	5,340,000 oz
1.25	Inferred	4,506,000	3.29	1.34	1.22	0.33	30.9	15.3
Metal weight				133,470,000 lbs	121,650,000 lbs	48,140 oz	4,470,000 oz
1.50	Inferred	3,337,600	3.30	1.48	1.52	0.35	35.0	15.2
Metal weight				108,760,000 lbs	112,010,000 lbs	37,590 oz	3,750,000 oz

Notes:
1. CIM Definitions were followed for the resource estimate.
2. A minimum width of 2 m was used for a mineralized zone.
3. Densities of mineralized rock are indicated in the tables.

A preliminary economic assessment dated November 9, 2007, by SGS Canada Inc. determined that the Bolivar property and extensions are potentially viable with the construction of a 500- or 1000-tonne-per-day mill on site (Yann Camus, Eng. SGS Geostat, Preliminary Economic Assessment, November, 2007, Bolivar Project, Chihuahua, Mexico, dated November 9, 2007). Subsequently, Dia Bras conducted a 23,000-metre drilling program in 2008 that increased the Measured and Indicated resources categories by 26% as detailed in tables 1 to 4 above. The study includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them and that would enable them to be categorized them as mineral reserves. Due to the preliminary nature of the report, there is no certainty that the preliminary assessment can be realized.  Because of changes in economic conditions, the Corporation does not consider the preliminary economic assessment dated November 9, 2007 to be current as to the construction costs of a mill on site and therefore has decided not to rely on it.  The Corporation produced its own internal costs estimate for the construction of a mill on site, which estimate was not independently validated.  See Recent Development – Construction of a Mill near the Bolivar Mill.

Nonetheless, the Corporation considers the mill’s potential viability to be valid given current commodity prices, since having a mill on site will reduce direct operating costs by about 50%, based on calculations prepared by Dia Bras. These calculations reflect the reduction of transportation of mineralized rock by about 98%, from 270km to the Malpaso mill, to 5 km when transported to the new mill.  In addition, the distance that concentrates travel to the port of shipment for export markets will also be reduced by approximately 700 km, thereby reducing those transport costs.

Bolivar Outlook

During 2010, the Corporation has several objectives at Bolivar: (i) increase resources to sustain a 1,000 ton per day operation at the new mill for a minimum of 10 years; (ii) develop El Gallo and Increíble deposits at the Bolivar mine; and (iii) conduct regional exploration to define additional copper-zinc resources and evaluate the property for gold deposits.

CUSI

The history of the Cusihuiriachic silver district (“Cusi”) spans more than three hundred years.  The abundance of silver initially attracted Spanish explorers to Cusi in the late 1600s. The district’s central location and silver production was important to silver mining in the northern Mexico silver province during the subsequent 300 years and to the overall economic development of Chihuahua. These former mines historically produced high-grade silver but became inactive during plummeting silver prices; most have never been explored for disseminated open pittable resources that may crop out on the property and none was explored with modern techniques.  The acquired assets include 12 inactive mines, each located on a mineralized structure. The Cusi project is subject to different purchase and option agreements, all entered into in 2006.

Minera Cusi Agreement

In June 2006, the Corporation entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi (“Minera Cusi”), a private Mexican Corporation, for a total amount of US$5,000,000 payable over a three-year period.

In April 2008, the Corporation exercised its purchase right to acquire the above mentioned 100% interest.

In January 2009, the Corporation negotiated terms of its purchase agreement with Minera Cusi in order to redefine the schedule of payments as follows: (i) US$100,000 (paid on the date of signature of the purchase agreement); (ii) 19 monthly payments of US$100,000; and (iii) a final payment of US$60,000 for a total purchase price of US$2,060,000. The properties are subject to a sliding scale royalty in favour of Minera Cusi of 2% net smelter return (“NSR”) if the price of silver is less or equal to US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The Corporation is in the process of completing the transfer of four property titles following the signature of the purchase agreement and registration with the Mexican mining authority.

Pershimco Agreement

In June 2008, the Corporation entered into a joint venture agreement (the “JVA”) with Pershimco Resources Inc. for the San Miguel and La Bamba properties, which cover 36 hectares in Cusi.  Under the JVA, Pershimco and Dia Bras each hold a 50% interest in the San Miguel and La Bamba properties. Pursuant to the terms of the JVA, Pershimco must incur US$1.5 million of expenditures over a period of 18 months on the properties before having the right to acquire an additional 20% interest on the properties at a cost of US$1.0 million. The JVA provides for Pershimco being the operator for all exploration and development of the properties which will be managed by a jointly owned Mexican subsidiary.  The properties are subject to a 2% NSR of which 1% may be repurchased for a consideration of US$1,000,000. As at December 31, 2009, the transfer of 50% of San Miguel had not been completed due to a legal issue that Pershimco has on the ownership of the property.

Santa Eduviges Area

The Santa Eduviges–San Antonio–Santa Marina area consists of multiple fracture-filled, quartz-carbonate veins containing high sulfides that are typical of the middle portion (intermediate Pb, Zn, Cu) of Ag zone in a zoned, low-sulphidation, epithermal vein system. This middle portion of the vein transitions upwards to the precious metal (Au, Ag) portion of the vein.

Cusi Resources

On April 28, 2008, the Corporation received its first Mineral Resource estimates for Santa Eduviges and Promontorio sectors of the Cusi silver project: 1.41 million ounces of silver in the Measured and Indicated categories and 8.43 million ounces of silver in the Inferred Resources category.  Including these ounces of silver and counting gold, zinc and lead, the project has 2.12 million ounces of silver equivalent (“AgEq”)1 in the Measured and Indicated categories and 14.6 million ounces AgEq in the Inferred Resources category (Yann Camus, Eng. SGS Geostat, Dia Bras Exploration Inc., Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, dated June 16, 2008). Dia Bras anticipates receiving an updated resource calculation for Cusi in the second quarter of 2010.

The following tables summarize the Cusi Project Mineral Resources:

Resources – Total of Promontorio and Santa Eduviges

Calculated by Yann Camus, Eng., SGS Geostat, Resources situation on March 31, 2008
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)*	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured and Indicated	234,000	0.12	187	0.05	0.8	0.82	281	1,413,260	2,121,160
Inferred	1,394,000	0.24	188	0.06	1.15	1.14	326	8,434,810	14,614,410
*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Resources – Santa Eduviges – All Structures

Calculated by Yann Camus, Eng., SGS Geostat, Resources situation on March 31, 2008
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)*	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	9,000	0.03	205	0.05	0.52	0.58	266	59,590	77,200
Indicated	122,000	0.15	195	0.07	1.34	1.39	350	766,110	1,376,490
Measured and Indicated	131,000	0.14	196	0.07	1.28	1.34	344	825,710	1,453,700
Inferred	936,000	0.32	144	0.06	1.58	1.58	333	4,343,280	10,021,390
*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

________________________
[1]
Silver equivalent is calculated using the formula: %AgEq=%Ag+70.1*ppm Au+62.2*%Zn+43.3*%PbPrice assumptions used for the AgEq calculation (US$): Ag 11.00/oz, Au 600.00/oz, Cu 2.00/lb, Zn1.00/lb, Pb 0.65/lb.

Resources – Promontorio – All Structures

Calculated by Yann Camus, Eng., SGS Geostat, Resources situation on March 31, 2008
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)*	Pb (%)	Zn (%)	AgEq (g/t)	Ounces of Ag	Ounces of AgEq
Measured	2,000	0.18	215	0.03	0.24	0.17	249	16,790	19,450
Indicated	101,000	0.08	176	0.03	0.18	0.17	200	570,760	648,010
Measured and Indicated	103,000	0.08	177	0.03	0.18	0.17	201	587,550	667,460
Inferred	458,000	0.08	278	0.05	0.29	0.25	312	4,091,530	4,593,020
*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

In 2008, most of the activities were focused on metallurgical testing with the objective of improving metal recovery, especially for the material coming from the transition zones (mixed oxides and sulfides) and sulfide zones. Exploration advanced with close to 14,235 m of core drilling (both surface and underground) at Cusi. Approximately 9,100 m were drilled from surface to further define the resources at the Santa Eduviges, San Antonio, Santa Marina, Santa Eisela, Tascate, Soledad and Milagro veins and to prepare available resources for stope development and pilot-mining activities.

The objectives of the 2009 exploration program were twofold: (i) to define and expand the resources along the Santa Marina and San Antonio veins, along vein intersections of the Santa Marina and Rosario, the Santa Marina and San Bartolo and along the Tascates and Mexicana veins; and (ii) to evaluate and test the Promontorio vein intersections and the Santa Rosa Chimney with the objective of defining and expanding resources in this sector.

Cusi Outlook

The positive metallurgical studies on silver-mineralized rock from the Santa Eduviges mine prompted Management to accelerate the restart of pilot-mining activities in September 2009 rather than later in 2009.

During the first phase of the foregoing pilot-mining, the Corporation has processed mineralized rock from Santa-Eduviges by the flotation method and stockpiled the flotation tailings during construction of the cyanidation vats.  The Corporation processed 1,723 tonnes of rock and produced 22,858 lbs. Pb, 34,143 lbs. Zn and 9,465 oz. Ag in the third quarter of 2009, obtained approval of its permitting for cyanidation processing, and initiated site construction of the cyanidation circuit and installation of piping. During the fourth quarter of 2009, 3,945 tonnes of rock from the Santa Eduviges mine were milled at the Corporation’s Malpaso mill, with an average grade of 284 g/t silver, 0.62% lead, and 1.57% zinc.  Recovery of silver by flotation method averaged 65.28%.  The mill tailings were fed to the mill’s new vat leach circuits for further processing.  Metallurgical testing indicates an additional 15-20% recovery of silver will be obtained.  Construction of the cyanidation vats was completed in early November 2009 and the Corporation produced its first silver doré bar from the cyanidation vats in mid-December 2009.  The Corporation anticipates producing silver with 80-85% recovery by combined flotation and cyanidation methods.

Management’s plans for Cusi during 2010 include: (i) pilot mine and process 54,000 tonnes of rock averaging 330 g/t Ag; and (ii) develop the Promontorio mine for production during 2011 at a rate of 250 tpd of rock averaging 330 g/t Ag.  As a result, the Corporation expects to produce, respectively, 450,000 and 1.2 million ounces of silver in 2010 and 2011.

The Corporation has not completed any preliminary feasibility study or preliminary economic assessment with respect to the Cusi project and, consequently, there is no certainty that the above stated objectives will be met or that the Corporation’s operations at Cusi will be profitable. Cusi currently has resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do demonstrate reasonable prospects for economic extraction. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

RECENT DEVELOPMENTS

As a result of unprecedented market turbulence in capital markets and the drastic fall in metal prices, Management has completed a detailed full review of its operations during the fourth quarter of 2008 and developed plans to significantly reduce its operational cash costs and cut-off grades at the Bolivar Mine to become more effective. Dia Bras believes that the mid- and long-term outlook for copper and zinc markets remains positive and feels confident that these steps will deliver the most value for shareholders in the near-term and increase financial performance in the future.

The ongoing pilot-mining program initiated at Bolivar by the Corporation in late 2005 has reached its preliminary objectives.  The Corporation now has factual information on the metallurgy of the copper and zinc mineralization, recovery rates, per tonne revenues at various commodity prices, mining costs and other factors. Management can now focus its attention on the construction of a mill near the Bolivar Mine and thus eliminate the high transportation costs associated with shipping rock to the Malpaso mill, which was always considered by the Corporation to be a temporary measure.

On October 26, 2009, an lawsuit was filed in Mexico against the Corporation and one of its subsidiaries, Dia Bras Mexicana, S.A. de C.V., by Polo y Ron Minerales S.A. de C.V. claiming a penalty for the cancelation of the option agreement of the San Jose properties in the State of Chihuahua, Mexico and the cancelation of seventeen mining concession sale agreement that are already completed and paid.  The amount of the claim is estimated at US$469,800.

Construction of a Mill near the Bolivar Mine

In January, 2009, the Corporation announced its intention to construct a new mill at the Bolivar Mine, with a view to significantly reduce its operating cash costs.  Management has produced its own estimate for the construction of this mill, which has not been independently validated, with initial design capacity to process 500 tonnes of material per day.  The internal costs estimate produced includes used equipment (based on second-hand market of 2009), as well as local manpower. The Corporation estimates the overall cost in this scenario to be approximately US$12 million, including US$1.5 million for preliminary studies and initial works such as engineering, permitting, site preparation, equipment purchase and installation, tailings dams and water and energy facilities. The following table shows category costs as determined by quotes and bids from various equipment suppliers and service providers.

Construction Activities and Items	Costs in US$	Comments

Site Preparation	$258,450	Based on a quote

Construction of buildings for the operation (including reagent storage building, office buildings, warehouse, shops and roofed areas, road preparation and immediate perimeter)	$457,150	Based on a quote

Facilities and common areas within the plant buildings (including infrastructure and supply of water, electrical systems, controls and instruments, and truck scales)	$1,213,150	Based on a quote

Principal processing equipment for the mill FOB El Paso, Texas (including the principal processing equipment for a capacity of 500 tonnes/day)	$2,662,430	Based on a quote

Installation of the equipment (including water pipes for the processing circuits)	$1,246,020	Based on a quote

Service equipment for the plant	$543,000	Based on a quote

Spare parts inventory	$500,000

Transportation and importation costs from El Paso Texas to mill site	$665,600	Cost includes a 25% markup for importation and transportation costs

Construction of a water reservoir with capacity of 250,000 m3 of water.	$1,200,000	Estimation

Construction Activities and Items	Costs in US$	Comments

Construction of three water storage ponds as backup supply of fresh water.	$300,000	Estimation

Acquisition of three generators of 500 kVA capacity	$216,000	Bid

Agreement with Comisión Federal de Electricidad (CFE) to supply electrical power of up to 2,000 kVA.	$194,700	Based on a quote

SubTotal (1)	$9,456,500

Engineering & design ( including a provision for costs for engineering the construction of water reservoir)	$250,000

SubTotal (2)	$9,706,500

Contingencies	$2,426,625

Total	$12,133,125

In March 2009, the Corporation entered into a lease agreement (the “Lease”) with the owners of the surface rights (Ejido) for a long-term lease of the surface land that will be used to accommodate the Bolivar mill and a new tailings dam adjacent to the Bolivar mill to be located approximately 5 km from the Bolivar Mine. The Lease covers 50 hectares and provides for annual payments of MX$188,000 over a 30-year term renewable without approval for another 30 years. In addition, an environmental impact study for the new tailings dam has been initiated and is still in process. Early-stage activities for the construction of the new mill, such as environmental permitting and acquisition of water rights have been initiated.

In the second half of 2009, the Corporation commenced works for the construction of the Bolivar mill, such as permitting, water and energy studies, and an environmental study. Ingenieria VICA of Mexico completed the detailed engineering work of the mill. Site preparation for the new mill and tailings is underway. During the construction period of the Bolivar mill, the El Triunfo circuit at Malpaso will remain in operation to maintain revenues while construction is ongoing, and Management forecasts pilot-mining production for 2010 at the Malpaso mill to be approximately 96,000 tonnes at average grades of 1.7% Cu and 10.6% Zn.

With a mill near the Bolivar Mine, Dia Bras will eliminate the high transportation costs associated with shipping rock to the Malpaso mill. The Corporation expects that this change will reduce operating cash costs significantly.

In order to finance the construction of the Bolivar mill, the Corporation will have to issue additional equity and borrow funds from third parties. There can be no assurance that sufficient funding will be available to the Corporation or available on terms that do not adversely affect the projected economic return of the development of the Bolivar project. Shareholders and holder of Rights should note that although economic viability of the mineral resources on the Bolivar property has not been determined, the Corporation and management intend to proceed with the construction of a mill near the Bolivar Mine. Until the economic viability of the Bolivar project has been determined and mineral resources have been converted to mineral reserves by at least a preliminary feasibility study and confirmed in a technical report as required by NI 43-101, there can be no assurance that the new mill will be economically viable.

Properties Acquired from EXMIN Resources Inc.

Background

Effective September 30, 2009, the Company acquired 100 percent ownership of EXMIN in a plan of arrangement transaction under the CBCA. The results of EXMIN’s operations since the date of the acquisition have been included in the Corporation’s third quarter 2009 consolidated financial statements published on November 30, 2009.

EXMIN Mineral Properties

EXMIN’s portion of the business focuses on the acquisition, exploration and development of mineral resource properties with historic production in the Sierra Madre gold belt in Northwest Mexico and other prolific mineral belts in Mexico. Following the acquisition of EXMIN by the Corporation, EXMIN’s Mexican subsidiary, EXMIN, S.A. de C.V., became a wholly owned subsidiary of Dia Bras Exploration Inc.

EXMIN has a 70% partnership interest in the Maguarichic project with Industrias Peñoles holding the remaining 30% partnership interest.  EXMIN is also a party to an earn-in joint venture agreement with Quaterra Resources (“Quaterra”) on EXMIN’s properties forming part of the East Durango project.

The table below summarizes EXMIN’s Mexican land holdings by project:

Project/Concession	Area (Hectares) [1]	# of Concessions	% Titled Rights [2]
Chihuahua State
Reyna de Oro Project	14,936	8	100
Maguarichic Project	12,933	5	70
Moris Project	237	8	100
Arechuyvo Project	36,304	4	100
Oribo Project	11,649	9	100
Corpos Project	10,000	1	100
San Juan Project	14,705	2	100
Batopilas	44,520	8	100
Cascurrichi	100	1	100
Guadalupe y Calvo	1,980	1	100

Sonora state
Bacerac	48,510	2	100

Jalisco State
Horcon Project	8,298	24	100

Zacatecas state
Melchor Ocampo Project	35,164	9	100
Cerro Gordo Project	7,767	1	100
Durango State
East Durango Project	11,181	1	100
Pino Project	5,131	5	100
Grand Total	263,415	94

Notes:
1.	Totals include concessions that have been staked but have not been titled; the final surveyed size may change.
2.	Either wholly-owned, or with an option to acquire 100% title rights.

Outlook for EXMIN Properties

Management of the Corporation believes that the properties acquired from EXMIN have great potential for the discovery of major gold deposits.  Several of the properties are large but have not been explored by modern methods.  During 2010 the Corporation will conduct regional exploration programs with the objective of identifying drill targets in their most prospective portions.  Significant reductions in the land positions are expected after the regional work is accomplished.

Reyna de Oro

Exploration drilling at the Reyna de Oro mine in 2004 and 2005 demonstrated the potential for a mineable gold discovery, the size of which has yet to be determined. The 14,936 hectare regional project also hosts several other targets, including Balojaque, which consists of several quartz veins that have been sampled with assay results as high as 105 g/t gold.

At the Reyna de Oro mine, EXMIN completed 2,200 metres of drilling at the project, and delineated a nearly flat lying tabular body averaging about 20 to 30 metres in thickness with 2-4 g/t gold and locally significant copper. The body is open along strike and down dip and locally contains significantly higher grades, including 18 m of 6 g/t gold, 11 m of 7 g/t gold and 3 m of 25 g/t gold.

Exploration around the Reyna de Oro mine indicates that mineralization may be related to a large intrusion located 2 km east of the mine that lies partly on Dia Bras’ Bolivar land package. Also, several factors indicate that there is potential for the discovery of blind skarn mineralization similar to that encountered in the surrounding region.

Batopilas Project

The La Verde concessions cover part of a regional scale structural zone that extends several kilometres north-northwest from the historic Tres Hermanos mine. The area is known for producing high grade gold and copper ore from several mines along the southern part of the structural zone.

On September 24, 2009, EXMIN agreed to sell a small part of the Batopilas land package and a part of its Moris project to Caza Gold, a private company spun off from Canarc Resource Corp., for a payment of 400,000 shares of Caza, and EXMIN retained a 1.0% NSR on the Moris project, capped at US$1,000,000.  The concessions and areas listed above are net of these sales.

Arechuyvo Project

EXMIN acquired certain concessions by staking in the Arechuyvo region of western Chihuahua State, Mexico. The land package covers prospective ground along the northwest structural trend of mineralization that extends from the Moris region in the north to the Palmarejo region in the south. Several prospective areas have been identified during regional reconnaissance, including areas of epithermal precious metal mineralization and intrusion, contact-related base metal mineralization.

Maguarichic Project

In 2004, EXMIN acquired the ownership of the Tati de Oro group of concessions by staking. The five concessions acquired cover most of a 20 kilometre long mineralized structural zone in the Maguarichic district. This group of concessions also includes the Alex and Santa Rosa concessions. EXMIN has used the Patria mine, which produced bonanza high grade ore in the 1930s and in the 1970s, as a model for exploration in the district.

In February, 2006, EXMIN granted an option to Industrias Peñoles S.A. de C.V. (“Peñoles”) to earn up to a 75% interest in EXMIN’s Maguarichic Project. In order to earn a 65% interest, Peñoles was required to make staged payments to EXMIN of US$600,000, drill a minimum of 2,000 meters and incur exploration expenditures of US$3,500,000 by February, 2011. Peñoles could have earned an additional 10% interest by completing a pre-feasibility study.

On March 27, 2009, EXMIN announced that its joint venture with Peñoles had completed the Phase III drill program to explore a large area of alteration on the southwestern portion of the concession block.  The strongly altered rock yielded anomalous indicator elements over wide distances but precious metal values were low. Peñoles elected not to continue with the earn-in joint venture but completed sufficient work to earn a total interest of 30% in the project. The Maguarichic project currently remains a partnership, with EXMIN being a 70% owner and operator.

Melchor Ocampo

The Melchor Ocampo district hosts carbonate replacement mineralization similar to that which is found at the large Peñasquito deposit, currently under construction by Goldcorp located approximately 20 km south of Melchor Ocampo. The concessions acquired by EXMIN cover three target areas: (i) Las Coloradas, (ii) Cerro Gordo-El Trebol, and (iii) San Julian.

The Las Coloradas target consists of a strongly mineralized horizon of sedimentary rock measuring 300 m by 500 m and averaging 20 to 30 m in thickness. Past drilling by Echo Bay Exploration indicates that a large silver-lead-zinc mineralized system is present; intercepts of as much as 69 m with 51.4 g/t silver, 1.2% lead, and 1.1% zinc were reported.

In April 2008, a 7-hole, 1,891 m reverse circulation drill program was completed on the Cerro Gordo target. The drilling was designed to explore a buried magnetic anomaly on the Concha concession, but the principal holes designed to test the magnetic anomaly did not reach the target due to thicker than anticipated fill material. The source of the anomaly remains unknown, but it is important to note that magnetic anomalies are characteristic of the intrusions that are associated with mineralization in this region. The wallrock alteration and minor element suite are similar to that in surrounding known deposits in the region and indicate that there is likely an intrusive present in the area, but the drilling was not able to reach bedrock in the heart of the magnetic anomaly. Holes drilled by the joint venture on the periphery of the alteration system generally intersected wide zones of anomalous indicator elements arsenic and zinc within altered limestone and shale.

The Corporation has budgeted 1,500 m of core drilling on the Las Coloradas target during 2010.

Bacerac Project

Mineralization in the Bacerac project is associated with strongly silicified rhyolitic rocks near the contact with underlying sedimentary rocks. Veins, stockworks and breccia bodies are locally present. EXMIN crews catalogued numerous occurrences and completed first pass evaluations on several of them.

At San Patricio, EXMIN encountered a small mine worked informally by “gambusinos” in the past. Sampling has yielded as much as 9.4 grams per metric ton (g/t) gold, more than 1,500 g/t silver, 9.2 % copper and more than 20 % lead over a sample length of 3.5 m in a small mine working. A previously unexplored area of altered and mineralized rock surrounds the mine and provides a large-scale exploration target. Soil sampling on a 25 m grid measuring 100 by 150 m in this area identified a gold-silver-copper-lead anomaly, and isolated rock samples from this area have yielded as much as 2.37 g/t gold and 3,928 g/t silver from a small mine dump.

The Corporation has budgeted 1,000 m of reverse circulation drilling on San Patricio during 2010.

Oribo Project

The Oribo Project consists of a large area with anomalous gold values in carbonate rocks near the contact with an intrusion of intermediate composition. The area was partly explored by Manhattan Minerals in the 1990s, and EXMIN acquired much of the data from this work. Exploration work carried out on the properties by EXMIN identified gold mineralization over a large area measuring 1.5 km by 0.5 km in strongly silicified and brecciated carbonate rocks with abundant iron oxides and local skarn occurrences. Rock chip samples yielded significant gold values in several exposures. Individual rock chip samples reported gold values of as much as 30.7 grams per metric ton (g/t) and contiguous rock chip samples yielded the following intervals: Las Minitas, 7.4 m of 4.7 g/t Au, within a wider zone of 25 m of 2.1 g/t Au, San Antonio Obra #2, 12.3 m of 5.2 g/t Au, and 10.7 m of 5.5 g/t Au (repeated), Las Minitas arroyo, 5.9 m of 7.9 g/t Au, and San Rafael arroyo, 3.8 m of 8.7 g/t Au.

Moris Project

Mineralization in the Moris district consists of low-sulfidation, epithermal vein systems within several regional scale mineralized structural zones. EXMIN’s land package in Moris now covers 237 hectares in the  Mesa de Las Tunas/El Pilar area, which includes several veins providing immediate exploration targets. Each of these targets is road accessible and has been mapped and sampled by EXMIN.

As was mentioned above, a portion of the Moris project was sold on September 24, 2009 to Caza Gold.

East Durango Project and Joint Venture Agreement

The East Durango project is an early stage project with gold bearing jasperoids plus quartz veins and breccias.  Trace element geochemistry indicates potential for polymetallic veins/replacements and possibly sedimentary rock hosted gold deposits.

A joint venture with Quaterra involving the Tecolote concession was entered into by EXMIN and Quaterra on September 15, 2008. Quaterra may earn up to 75% interest in the concession by paying US$100,000 over four years (US$40,000 was paid to EXMIN through September 15, 2009) and by spending US$500,000 in exploration and development work on the property by September 15, 2012. Quaterra must also maintain the property in good standing by completing the semi-annual tax payments and minimum required annual work expenditures.

El Pino Project

The El Pino project hosts large Ag-Pb-Zn veins in the Tepehuanes district.  The project area remains a grass-roots exploration play.

Horcon Project

The Horcon project is located in the Guanajuato mineralized region and is located approximately 45 km northwest of Guanajuato.  Approximately 25 km of veins are hosted by the same rocks as at Guanajuato and are along the regional trend of mineralization. In addition to the veins, polymetallic replacements and volcanogenic massive sulphide deposits are known in the area.  EXMIN focussed work on the Horcon mine, where underground workings from past mining have exposed several veins and indicates the potential for developing shallow Au-Ag-Pb-Zn resources.

NI 43-101 Compliance

Unless otherwise indicated, the technical information in this Circular (“Technical Information”) is based on information contained in the technical reports and news releases (the “Disclosure Documents”) available under the Corporation’s profile, as indicated on SEDAR at www.sedar.com.  Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person” as defined in NI 43-101). Readers are encouraged to review the full text of the Disclosure Documents that qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The following Qualified Persons of Dia Bras reviewed the Technical Information contained in this Circular.: Thomas L. Robyn, Ph.D., CPG, RPG, current Head of Exploration and a Director of the Corporation and Craig Gibson, Ph.D., former VP of Exploration for EXMIN and currently Regional Exploration Manager consultant to the Corporation.

USE OF PROCEEDS

The maximum net proceeds to be derived from the sale of the Shares are estimated to be approximately $15,588,402 after deduction of expenses of this Offering, which are estimated to be approximately $200,000.

The net proceeds of from the sale of the Shares will be used as follows:

(i)
approximately $12,470,721 or 80% of the net proceeds will be used for the permitting and construction of the Bolivar mill, with an initial design capacity of 1,000 tonnes per day, including engineering, permitting, site preparation, equipment purchase and installation, tailings dams and water and energy facilities;

(ii)	the remaining funds from this Offering will be used to fund exploration and development of Dia Bras and EXMIN properties.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of common shares of which 371,491,824 are issued and outstanding as of the date hereof. The following is a summary of the material provisions that attach to the common shares and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such common shares.

Voting Rights

Each common share entitles the holder thereof to one vote at all meetings of the shareholders of the Corporation.

Payment of Dividends

The holders of the common shares are entitled to receive during each year, as and when declared by the Board of Directors of the Corporation, dividends payable in money, property or by the issue of fully paid shares of the capital of the Corporation.

Distribution of Assets upon Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the common shares are entitled to receive the remaining property of the Corporation.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officers of the Corporation, the only persons, firms or corporations who own, or exercise control or direction over, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, are as follows:

Shareholder Name	Number of Shares	Percentage of Issued Shares

Arias Resource Capital Fund LP	202,953,654	56.82%

CHANGE OF OWNERSHIP

At the special meeting of the shareholders of the Corporation held on February 16, 2009, the shareholders approved the issuance of securities resulting in the creation of a new control person (as such term is defined in the TSXV policies), namely Arias Resource Capital Fund LP.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

As at the date hereof, the directors and officers and the other insiders (as defined in applicable Canadian securities legislation) of the Corporation beneficially own or exercise control or direction over, directly or indirectly, 231,515,927 common shares, being approximately 62,32% of the common shares of the Corporation issued and outstanding. To the knowledge of the Corporation after reasonable enquiry, two directors, one of whom is also an officer of the Corporation, intend to exercise the 20,985,873 Rights that will be issued to them pursuant to this Offering and do not intend to exercise any Additional Subscription Privilege.

STATEMENT AS TO SECURITIES RESALE RESTRICTIONS

The Rights being issued hereunder and the Shares issuable upon exercise of the Rights are being distributed by the Corporation pursuant to exemptions from the registration and prospectus requirements under securities legislation in the provinces of British Columbia, Alberta, Ontario and Québec (collectively, the “Qualifying Jurisdictions”).

Resale of the Rights and the Shares may be subject to restrictions pursuant to applicable securities legislation. Set out below is a general summary of the restrictions governing first trades in Rights and Shares in the Qualifying Jurisdictions. Additional restrictions may apply to “insiders” of the Corporation and holders of Rights and the Shares who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Corporation for purposes of securities legislation.

Generally, the first trade in Rights and the Shares, will be exempt from the prospectus requirements of securities legislation in the Qualifying Jurisdictions, if:

(i)	the Corporation is and has been a “reporting issuer” in a jurisdiction of Canada for the four months immediately preceding the trade;

(ii)	the trade is not a “control distribution” as defined in applicable securities legislation;

(iii)	no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;

(iv)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(v)	if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

If such conditions are not met, then the Rights and the Shares, may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

The Corporation is and has been a reporting issuer in the Qualifying Jurisdictions for more than four months preceding the date of this Circular.

The Corporation does not intend to issue Rights or Shares to Shareholders or other persons outside of Canada other than in the United States (provided that Shares will not be issued to Ineligible U.S. Holders) and in the United Kingdom (provided that Shares will only be issued to Qualified Investors), except in the limited circumstances described under “Details of Rights Offering – Ineligible Shareholders”.  See “Details of the Rights Offering — Shareholders Resident in the United States” and “Shareholders Resident in the United Kingdom”.  Rights and Shares, if any, issued to Shareholders or other persons residing outside the Qualifying Jurisdictions or outside Canada may be subject to restrictions on resale. Until such time, if any, as such Rights and Shares become freely tradable, they may not be resold except pursuant to registration, prospectus or other exemptions, which may be available only in limited circumstances, if at all. Shareholders outside the Qualifying Jurisdictions should consult their own legal advisors regarding restriction on resale applicable to the Rights and the Shares held by them.

INQUIRIES

Inquiries relating to this Offering should be directed to the Subscription Agent at the Subscription Office, by telephone at 1-800-564-6253 or via e-mail at corporateactions@computershare.com.

RISK FACTORS

An investment in the Shares is speculative and is subject to a number of risk factors. This Offering does not have a required minimum of proceeds nor a standby commitment.  Investors are therefore advised to consider the risk that the proceeds from this Offering might be insufficient to accomplish the Corporation’s business objectives described in this Circular and in the Corporation’s latest quarterly and annual Management Discussion and Analysis.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, the following is a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders of the Corporation who acquire Rights under this Offering and who, for the purposes of the Tax Act and at all the relevant times, are resident in Canada, deal at arm’s length with, and are not affiliated with, the Corporation and hold, or will hold, Rights and any Shares acquired on exercise of the Rights as capital property. The Rights and Shares generally will constitute capital property to a Shareholder unless the Shareholder holds such securities in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold their securities as capital property may be entitled, in certain circumstances, to treat certain securities as capital property by making an election under subsection 39(4) of the Tax Act. A Shareholder considering making such an election should consult its own tax advisor.

This summary is based on the current provisions of the Tax Act and the Taxation Act (Québec) (the “Québec Act”) and the regulations to the Tax Act (the “Regulations”) and the Québec Act, taking into account all published proposals for the amendment thereof that have been publicly announced by or on behalf of the Minister of Finance (Canada) or the Minister of Finance (Québec) prior to the date of this Circular and on counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”) and Revenu Québec. No assurances can be given that the proposed amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal tax considerations nor, subject to that mentioned above, does it take into account or anticipate any changes in the law or in the administrative practices of CRA, whether by legislative, governmental or judicial action or otherwise, nor does it take into account territorial or foreign tax considerations or income tax legislation of a province other than Québec. The income tax consequences under the Québec Act are identical to those under the Tax Act, except where otherwise indicated. No guarantee can be given that the Tax Act, the Québec Act, or both will not be amended in the future such that comments in this section no longer will be valid. This summary does not take into account the tax consequences resulting from the purchase of Rights in the open market.

The Tax Act contains certain provisions relating to securities held by persons that are “financial institutions” for purposes of the Tax Act (the “Mark-to-Market Rules”). This summary does not take into account these Mark-to-Market Rules or any proposed amendments thereto. Taxpayers who are “financial institutions” for purposes of the Tax Act should consult their own tax advisors. This summary is not applicable to a Shareholder an interest in which would be a “tax shelter investment” as defined in the Tax Act or to a Shareholder to whom the functional currency reporting rules in the Tax Act apply. This summary does not apply to a Shareholder who acquired Shares of the Corporation on the exercise of employee stock options, and such Shareholders should consult their own tax advisors.

This summary is of a general nature and is not exhaustive of all Canadian federal income tax considerations. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Shareholders should consult their own tax advisors regarding the income tax considerations applicable to them.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Rights, Shares or Warrants.

Receipt of Rights

Although the law is unclear, a Shareholder who receives Rights pursuant to this Rights Offering may be considered to receive a taxable benefit from the Corporation equal to the fair market value, if any, of such Rights.  Under Canada Revenue Agency’s administrative practice, the amount of the taxable benefit, if any, realized by the Shareholder will be added to the adjusted cost base of the Rights.  However, under Canada Revenue Agency’s administrative practices, it should not be a taxable benefit.  If a Shareholder holds Rights received pursuant to this Offering and purchases Rights otherwise than pursuant to this Offering, the cost of each Right held by a Shareholder will be the aggregate cost of the Rights divided by the total number of Rights held at that time.

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act. Consequently, no gain or loss will be realized upon the exercise of Rights. A Share acquired by a Shareholder upon the exercise of Rights will have a cost to the Shareholder equal to the aggregate of the subscription price for such Share and the cost to the Shareholder of the Rights exercised to acquire the Share. The cost of a Share acquired by a Shareholder upon the exercise of Rights will be averaged with the adjusted cost base to the Shareholder of all other Shares of the Corporation held at that time by the Shareholder as capital property to determine the adjusted cost base of each such Share to the Shareholder.

Disposition of Rights

Upon the disposition of a Right by a Shareholder, other than pursuant to the exercise thereof, the Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Right to the Shareholder.  The tax treatment of any such capital gain or capital loss is as described below.

Expiry of Rights

Upon the expiry of an unexercised Right, a Shareholder will realize a capital loss equal to the adjusted cost base of the Right to the Shareholder.

Disposition of Shares

A Share acquired on the exercise of a Right will have an adjusted cost base to its holder equal to the Subscription Price paid for the Share plus the adjusted cost base, if any, of the Right to the holder.  For the purpose of determining the adjusted cost base of each Share held by a holder, the cost of all Shares acquired on the exercise of a Right by the holder must be averaged with all other Shares held as capital property by the holder.

A disposition or a deemed disposition of a Share by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the holder of the Share and any reasonable costs of disposition.  The tax treatment of any such capital gain or capital loss is as described below.

Treatment of Capital Gains and Capital Losses

A holder will be required to include in computing income one-half of any capital (a “taxable capital gain”) realized in a taxation year and generally will be entitled to deduct one-half of any capital loss (an “Allowable Capital Loss”) sustained against taxable capital gains in the year, subject to and in accordance with the provisions of the Tax Act.  Allowable Capital Losses in excess of taxable capital gains in the year of disposition may be carried back and deducted in any of the three prior taxation years or carried forward and deducted in any subsequent taxation year against capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Share by a holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Share to the extent and in the circumstances described in the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares.  Holders to whom these rules may be relevant should consult their tax advisors.

A holder that is a Canadian controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on investment income, which generally includes taxable capital gains.

SUBSCRIPTION AGENT AND REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc., at its principal office at 1500 University Street, 7th Floor, Montreal, Québec H3A 3S8, is the transfer agent and registrar of the common shares of the Corporation and the Subscription Agent for this Offering.

ADDITIONAL INFORMATION

Further information regarding the Corporation, its activities and its financial results may be found in the Corporation’s disclosure documents, copies of which can be obtained on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular will form a part: (i) Consent of Heenan Blaikie LLP; and (ii) Power of Attorney.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS.

The Exhibits to this Registration Statement are:

Exhibit Number	Exhibit
23.1	Consent of Heenan Blaikie LLP
24.1	Power of Attorney (see page lll-2 of this Registration Statement)

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PART III

CONSENT TO SERVICE OF PROCESS

Not applicable.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montreal, Canada on April 8, 2010.

DIA BRAS EXPLORATION INC.

By:	/s/ Luce L. Saint-Pierre
Name: Luce L. Saint-Pierre
Title: Corporate Secretary

POWER OF ATTORNEY

     The registrant and each person whose signature appears below constitutes and appoints Luce L. Saint-Pierre as attorney-in-fact with full power of substitution to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel Tellechea	President, Chief Executive Officer and Director (Principal Executive Officer)	April 8, 2010
Daniel Tellechea

/s/ Mark Shonnard	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 8, 2010
Mark Shonnard

/s/ Philip Renaud	Chairman	April 8, 2010
Philip Renaud

/s/ J. Alberto Arias	Director	April 8, 2010
J. Alberto Arias

/s/ Thomas Robyn, Ph.D.	Director	April 8, 2010
Thomas Robyn, Ph.D.

/s/ David Crevier	Director	April 8, 2010
David Crevier

/s/ Doug Cater	Director	April 8, 2010
Doug Cater

/s/ Eduardo Gonzalez	Director	April 8, 2010
Eduardo Gonzalez

/s/ Robert D. Hirsh	Director	April 8, 2010
Robert D. Hirsh

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933 as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States on April 8, 2010.

/s/ Mark Shonnard
Name: Mark Shonnard

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EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Heenan Blaikie LLP
24.1	Power of Attorney (see page III-2 of this Registration Statement)

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